Exhibit 12

September 18, 2023

Highland/iBoxx Senior Loan ETF

NexPoint Funds I,

300 Crescent Court, Suite 700

Dallas, TX 75201

BondBloxx USD High Yield Bond Sector Rotation ETF

BondBloxx ETF Trust

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated September 15, 2023 by and among (i) NexPoint Funds I, a Delaware statutory trust (“Target Trust”), on behalf of Highland/iBoxx Senior Loan ETF (“Target Fund”); (ii) BondBloxx ETF Trust, (“Acquiring Trust”), on behalf of BondBloxx USD High Yield Bond Sector Rotation ETF (the “Acquiring Fund” together with the Target Fund, the “Funds”); (iii) solely for the purposes of Sections 1.1(f), 1.1(g), 4.3, 5.1(f), and 9.2 of the Agreement, NexPoint Asset Management, L.P., investment adviser of the Target Funds; and (iv) solely for the purposes of Sections 1.1(f), 1.1(g), 4.3, 5.1(f), and 9.2 of the Agreement, BondBloxx Investment Management Corporation. The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Highland/iBoxx Senior Loan ETF

BondBloxx USD High Yield Bond Sector Rotation ETF	September 18, 2023

Target Fund is a series of the Target Trust, which registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Target Fund operates as an exchange-traded fund, and its shares are “redeemable securities” under section (2)(a)(32) of the 1940 Act. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of the Acquiring Trust, which registered under the 1940 Act as an open-end management investment company. Acquiring Fund operates as an exchange-traded fund, and its shares are “redeemable securities” under section (2)(a)(32) of the 1940 Act.

For purposes of this opinion, we have considered the Agreement, the Combined Proxy Statement/Prospectus filed June 20, 2023, and such other items as we have deemed necessary to render this opinion. In addition, each of Target Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Target Fund and Acquiring Fund has indicated that we may rely upon in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Target Fund Tax Representation Certificate, with respect to the Target Fund or Target Trust, and the Acquiring Fund Tax Representation Certificate, with respect to the Acquiring Fund, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, although not free from doubt, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and each of Acquiring Fund and Target Fund will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Sections 361 and 357 of the Code, Target Fund will not recognize any gain or loss upon the transfer of all of the assets of Target Fund to Acquiring Fund pursuant to the Agreement in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation of Target Fund;

Highland/iBoxx Senior Loan ETF

BondBloxx USD High Yield Bond Sector Rotation ETF	September 18, 2023

(iii)	Under Section 1032 of the Code, Acquiring Fund will not recognize any gain or loss upon the receipt of the assets of Target Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all of the liabilities of Target Fund;

(iv)	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Target Fund transferred to Acquiring Fund will be the same as Target Fund’s tax basis immediately prior to the transfer;

(v)	Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each asset of Target Fund transferred to Acquiring Fund in the Reorganization will include the period during which such asset was held or treated for U.S. federal income tax purposes as held by Target Fund;

(vi)	Under Section 354 of the Code, each shareholder of Target Fund will not recognize any gain or loss upon the exchange of all of their shares of Target Fund shares for Acquiring Fund Shares in the Reorganization;

(vii)	Under Section 358 of the Code, the aggregate tax basis in the Acquiring Fund Shares that the Target Fund’s shareholder receives in exchange for their shares of the Target Fund will be the same as the aggregate tax basis of the shares of the Target Fund exchanged therefor;

(viii)	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received pursuant to the Agreement will include the shareholder’s holding period for the Target Fund shares exchanged therefor, provided that the shareholder held the Target Fund’s shares as capital assets on the date of the exchange; and

(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

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Highland/iBoxx Senior Loan ETF

BondBloxx USD High Yield Bond Sector Rotation ETF	September 18, 2023

You should recognize that our opinions are not binding on the Internal Revenue Service (the “IRS”). No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

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